RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

[redacted]

09046124

RECEIVED
2009 MAY -6 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 29, 2009

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 29, 2009 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

5/18

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2009 MAY -6 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 29, 2009

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22/3121/3719
Facsimile: 2272 2037, 39 /2041-2061
BSE Scrip Code 500390

Dear Sirs

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on March 31, 2009.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 29, 2009

National Stock Exchange India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
Facsimile: 2659 8237/38
NSE Symbol : RELINFRA

Dear Sirs

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on March 31, 2009.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Company (~~Target /~~ Reporting Company) : Reliance Infrastructure Limited

Date of Reporting : March 31 2009

Names of Stock Exchanges where the shares of the Reporting Company are listed : Bombay Stock Exchange Limited, National Stock Exchange of India Limited

GDR's of the Company are listed on : The London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
	As on March 31 2009		As on March 31 2008		Changes, if any between (A) & (B)	As on Record date for dividend for 2008-2009		As on Record date for dividend for 2007-2008		Changes, if any between (D) & (E)	
Names	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(2)								
Names	As on March 31 2009		As on March 31 2008		Changes, if any between (A) & (B)		As on Record date for dividend for 2008-2009	As on Record date for dividend for 2007-2008	Changes, if any between (D) & (E)
	No. of shares	%	No. of shares	%	No. of share	%			
	A		B		C		D	E	F
1. AAA Project Ventures Private Limited	83,498,937	36.88	83,498,937	35.30	0	1.58	Not applicable	Not applicable	Not applicable
2. Shri Anil D. Ambani	139,437	0.06	139,437	0.06	0	0.00			
3. Smt. Tina A. Ambani	123,812	0.05	123,812	0.05	0	0.00			
4. Master JaiAnmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)	125,231	0.06	125,231	0.05	0	0.01			
5. Master JaiAnshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)	7	0.00	7	0.00	0	0.00			
6. Smt Kokila D. Ambani	274,891	0.12	274,891	0.12	0	0.00			
7. Reliance Innoventures Private Limited	864,675	0.38	864,675	0.37	0	0.01			
8. Reliance Capital Limited	1,653	0.00	1,653	0.00	0	0.00			
9. Hansdhwani Trading Company Private Limited	3	0.00	3	0.00	0	0.00			
Total	85,028,646	37.55	85,028,646	35.95	0	1.60			

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 29, 2009

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 2, 2009

Exemption No : 82 - 35008

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated May 2, 2009 enclosing therewith the certificates of completion and compliance of extinguishment / cancellation / destruction of total 11,53,505 equity Shares of Reliance Infrastructure Limited.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 2, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total 11,53,505 Equity Shares of Reliance Infrastructure Limited

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period April 1, 2009 to April 14, 2009.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING APRIL, 2009:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	April 3, 2009	398,173
		April 10, 2009	4,29,904
		April 14, 2009	3,25,428

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING APRIL, 2009: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	11,53,505

We enclose certified true copies of the certificates dated April 7, 2009 and April 14, 2009 of extinguishment / cancellation / destruction of 398,173 and 755,332 equity shares respectively, aggregating 11,53,505 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buy - back of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 11,53,505 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
22,64,23,767	11,53,505	22,52,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:

JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 2, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total 11,53,505 Equity Shares of Reliance Infrastructure Limited

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period April 1, 2009 to April 14, 2009.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING APRIL, 2009:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	April 3, 2009	398,173
		April 10, 2009	4,29,904
		April 14, 2009	3,25,428

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING APRIL, 2009: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	11,53,505

We enclose certified true copies of the certificates dated April 7, 2009 and April 14, 2009 of extinguishment / cancellation / destruction of 398,173 and 755,332 equity shares respectively, aggregating 11,53,505 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buy - back of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 11,53,505 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
22,64,23,767	11,53,505	22,52,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:

JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

ENAM Securities Private Limited
801-802, Dalamal Towers,
Nariman Point, Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company")

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period April 1, 2009 to April 7, 2009.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	April 3, 2009	3,98,173

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	3,98,173

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 and the bye-laws framed there under.

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Praveen Chaturvedi
General Manager

Karvy Computershare Pvt. Ltd. HYD.

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 07.04.2009

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai,
ENAM Securities Private Limited 801-802, Dalamal Towers, Nariman Point, Mumbai 400 021

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company")

Pursuant to the Public Announcement dated February 12, 2009 and the Corrigendum to the Public Announcement dated February 24, 2009, the Company commenced from February 25, 2009 its Scheme of Buy - back of Equity Shares of the face value of Rs 10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought-back and extinguished for the period April 8, 2009 to April 14, 2009.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012287	April 10, 2009	4,29,904
		April 14, 2009	3,25,428

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	7,55,332

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 and Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996 and the bye-laws framed there under.

For **Chaturvedi & Shah**
Chartered Accountants

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

C D Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Praveen Chaturvedi
General Manager

Karvy Computershare Pvt. Ltd. HYD.

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 14.04.2009

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai,
ENAM Securities Private Limited 801-802, Dalamal Towers, Nariman Point, Mumbai 400 021

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary